September 29, 2011

VIA EDGAR

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Pilgrim’s Pride Corporation

  Registration Statement on Form S-4

  Filed August 22, 2011

  File No. 333-176423

Dear Mr. Dobbie:

On behalf of our client Pilgrim’s Pride Corporation (the “Company”), set forth below are the responses of the Company to your letter dated September 14, 2011, containing the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-4 (File No. 333-176423) filed with the Commission on August 22, 2011 (the “Registration Statement”). For your convenience, we have included the staff’s comments below with the Company’s responses below the staff’s comments.

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling , SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response

In response to the staff’s comment, the Company has filed with the Commission a supplemental letter stating that the Company is registering the exchange offer in reliance on the staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling , SEC No-Action Letter (July 2, 1993) and

included the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Signatures

2.	Please revise so that the registration statement is signed by Pilgrim’s Pride Corporation of West Virginia, Inc. which appears to be an additional registrant.

Response

The Company has revised the registration statement in accordance with the staff’s comment.

Exhibit 5.1 Opinion of Counsel

3.	Please have counsel revise to opine that the guarantee is a binding obligation of the guarantor.

Response

The Company has obtained revised opinions of counsel in accordance with the staff’s comment and filed such opinions as Exhibit 5.1 and Exhibit 5.2 to the Amendment No.1 to the Registration Statement.

4.	Please delete the limitation that the opinions are limited as to matters “of the contract law” of the State of New York.

Response

The Company has obtained revised opinions of counsel in accordance with the staff’s comment and filed such opinions as Exhibit 5.1 and Exhibit 5.2 to the Amendment No.1 to the Registration Statement.

5.	Please either delete the limitation that the opinions are limited to laws “as in effect on the date hereof” or update the opinion to the date of effectiveness.

Response

The Company has revised opinions of counsel in accordance with the staff’s comment and filed such opinions as Exhibit 5.1 and Exhibit 5.2 to the Amendment No.1 to the Registration Statement.

In connection with these responses, the Company acknowledges the following:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

If you have any questions regarding the above responses, please contact me at (214) 978-3042 or by facsimile at (214) 965-5989.

Sincerely,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

cc:	Fabio Sandri

  Terry Lee

  Nicholas White

  Brett Kirkham